OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

Spencer G. Feldman

(212) 451-2234

sfeldman@olshanlaw.com

December 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Gordon
Division of Corporation Finance
Office of Manufacturing

Re:	Blink Charging Co.
Form 10-K for the Year ended December 31, 2020
Filed March 31, 2021
File No. 001-38392

Ladies and Gentlemen:

On behalf of Blink Charging Co., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, one copy of Amendment No. 1 (on Form 10-K/A) to Blink’s Annual Report on Form 10-K for the year ended December 31, 2020.

The Form 10-K/A is being filed in response to a comment letter, dated December 9, 2021, from the SEC staff, as discussed below.

Form 10-K for the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that the first sentence of the audit report does not refer to the balance sheet as of December 31, 2019 nor does it refer to the consolidated statements of comprehensive loss for the two years ended December 31, 2020. In addition, the last sentence of the first paragraph does not properly refer to accounting principles generally accepted in the United States of America. Please amend your Form 10-K to include a revised audit report that corrects these deficiencies and fully complies with the guidance in Article 2 of Regulation S-X and AS 3101. Ensure that your amended filing also includes currently dated management certifications that refer to the Form 10-K/A.

Response: In response to the staff’s comment, Blink’s Form 10-K/A is being filed to amend Blink’s audit report provided by its independent registered public accounting firm to include reference to (i) in the first sentence thereof, the balance sheet as of December 31, 2019 and the consolidated statements of comprehensive loss for the two years ended December 31, 2020, and (ii) in the last sentence of the first paragraph thereof, the accounting principles generally accepted in the United States of America, which in each case were inadvertently not included in the auditor’s initial report. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by Blink’s principal executive officer and principal financial officer are filed as exhibits to the Form 10-K/A.

Please address any comments or questions that you may have concerning the Form 10-K/A to Michael Rama, Blink’s Chief Financial Officer, or to me.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Jeffrey Gordon

Mr. Michael D. Farkas, Chairman & CEO
Aviv Hillo, General Counsel, Esq.
Michael P. Rama, CFO
Blink Charging Co.